   THOMAS MARTIN
   (612) 340-8706
   FAX (612) 340-7800
   martin.tom@dorsey.com

December 12, 2011

VIA EMAIL AND FEDERAL EXPRESS

Duc Dang, Attorney-Advisor
Erin Martin, Attorney-Advisor
Eric McPhee, Staff Accountant
Jessica Barberich, Assistant Chief Accountant
Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE
Washington, DC 20549

Re:	AEI Core Property Income Trust, Inc.
Amendment No. 1 to Registration Statement on Form S-11
Filed October 24, 2011
File No. 333-176533

Ladies and Gentlemen:

This letter is submitted on behalf of AEI Core Property Income Trust, Inc. (the “Company”) in response to the comments on Amendment No. 1 to the Registration Statement communicated by letter of the Commission dated November 11, 2011.  We are simultaneously filing Amendment No. 2 to the Registration Statement, and have enclosed for your convenience, three copies of the registration statement as marked against the initial filing.  We have also enclosed supplementally the three pieces of advertising literature filed with Amendment No. 1 and as revised for your comments.

We have recreated the text of your November 11 letter below in bold, and have followed each comment with the Company’s response.  Where we could insert text from Amendment No. 1 to explain our responses, we have included that text in this letter for your convenience.

General

1.
We note your use of the term dividend throughout this document and your draft sales literature. Considering your ability to fund payments to shareholders from offering proceeds and/or debt, please revise to use the term distribution to refer to such payments.

Thank you for discussing with me the Commission’s position on the use of the word “dividend” with respect to distribution of cash from offering proceeds of non-traded REITs.  Although we may not agree that a distribution paid out of capital contributed in excess of par is not a “dividend” under state law, we have changed the reference to “dividend” throughout the prospectus to “distribution.”

Cover Page of Prospectus

2.
We note your response to comment 5 of our letter dated September 23, 2011. Please include a more detailed risk factor that discusses the risk of dependence on your advisor and its affiliates in the Risk Factors section.

In response to your comment, the risk factor describing the dependence of the Company on the personnel of the advisor on page 18 to 19 of the prospectus has been recaptioned and expanded to discuss this risk in more detail.

3.
Please include a summary risk factor here and with your sales literature that discloses that the payment of distributions is not guaranteed and that an investor could lose his or her entire investment.

In response to your comment, the summary risk factor on the cover of the prospectus has been expanded to make clear that distributions are not guaranteed.  As we noted, the bold-faced text introducing the risks indicates that: “You should purchase these securities only if you can afford a substantial loss of your investment.”

As we discussed, this program invests solely in commercial real property without leverage.  In this context, we believe it is impossible, absent fraud or a catastrophic event rendering all investment vehicles in the country a nullity, for an investor to lose his or her entire investment.  The articles of incorporation of the Company prohibit borrowing to purchase properties, and prohibit borrowings for operating purposes in excess of 10% of the purchase price of properties, except in emergency situations where the board of directors allows more.  Please also note that not one (not any) of the all cash programs created by this sponsor have failed to return all of the investment of investors.  In this context, we believe that a statement that an investor could lose his or her entire investment is simply false.

Prospectus Summary, page 1

What is the experience of your sponsor and advisor?, page 5

4.
We note your response to comment 7. Please revise to clarify that your advisor “does not have substantial assets” with which to remedy any breach of fiduciary or contractual duties and to provide a cross reference to the disclosure of adverse experiences included in the prior performance summary.

In response to your comment, the description of the sponsor and the advisor have been separately captioned, and the disclosure with respect to the advisor has been revised to indicate that it does not have substantial assets.  As noted below, there are not adverse business developments or conditions that the sponsors believe would be considered material to an investor in this program and we believe such a reference would be inappropriate.

How does this REIT differ from other non-traded REITs or limited partnerships?, page 6

5.
We note your response to comment 11. Please balance your disclosure and discuss that you will only accept redemption requests twice a year, while many others accept requests on at least a quarterly basis.

In response to your comment, the disclosure has been revised to indicate that “We intend to consider repurchases of shares twice a year, which may be less frequent than other non-traded REITs.”

What payments will be made to your advisor and its affiliates?, page 12

6.
We note your disclosure here and on page 52 that acquisition expenses will include the reimbursement of personnel costs for officers. In future filings, to the extent that your named executive officers' compensation is reimbursed by you, please include disclosure required by Item 402 of Regulation S-K.

Thank you for discussing this comment with me at length and confirming that the Commission will apply this position uniformly among all externally-managed REITs.  As we discussed, virtually every externally-managed REIT reimburses its advisor for its expenses, including the compensation paid to persons who may also serve as executive officers of the REIT, and virtually no REIT provides this item 402 disclosure.  We understand that the Commission will require this disclosure in the Exchange Act filings of all REITs that provide this reimbursement, regardless of date of formation and offering.

As we suggested, we believe that this compensation is not for services as officers of the registrant and that the Commission should consider whether requiring this indirect disclosure will encourage advisors to charge fixed fees that will increase the administrative costs incurred by investors, and decrease the transparency of disclosure. For this reason, and because the disclosure likely will be confusing because it will disclose only a small amount of an individual’s overall pay, we wonder whether it is meaningful and helpful to investors.

Nevertheless, this is to confirm that in future filings that require S-K Item 402 disclosure, to the extent reimbursements by the Company to the advisor and its affiliates includes payments for services performed by persons who are executive officers of the Company, the Company will include the disclosure required by Item 402 with respect to those executive officers.

Risk Factors, page 18

Although we will create a share repurchase program, the restrictions it contains could limit . . . , page 18

7.	Please revise this risk factor to also specifically disclose the frequency of when repurchases will be accepted each year.

In response to your comment, this risk factor has been revised to indicate that repurchases will be “considered only twice a year.”

Prior Performance Summary, page 57

8.
We note your response to comment 25. Please tell us why disclosure of your sponsor’s experience from beyond the last 10 years is needed to make your other disclosure not misleading. Please refer to Item 8 of Industry Guide 5.

In response to your comment, the prior performance summary has been significantly revised to specifically describe the coverage of the prior performance tables and to limit the narrative disclosure to programs that have completed offerings during the past 10 years.

Adverse Business Developments, page 56

9.	If the tenant defaults occurred during the last 10 years, please revise to further describe those defaults and identify the programs that owned the properties subject to the tenant defaults.

On behalf of the Company, we reiterate that there have been no major adverse business developments or conditions experienced by prior programs of this sponsor that we believe would be material to investors in this program.  As we indicated in prior correspondence, the sponsor is firm in its belief that these are among the lowest risk real estate programs publicly offered.  They employ no leverage, and invest in what is commonly perceived in the real estate industry as among the lowest risk real estate assets—commercial real estate occupied by substantial tenants that are the sole occupant of the property and have long term leases at the time the properties are acquired.  Although you questioned, and I reiterated your concern to the sponsor, that the recession has had significant impact in the real estate market, the sponsor points out that there has been a less pronounced impact on this segment of the real estate market.

Please know that we have reviewed the disclosure of adverse business developments in the prospectuses of most of the large, externally managed, non-traded REITs.  Many of those prospectuses did indeed contain disclosure regarding adverse developments:  disclosure regarding sponsored programs that reported significant and repeated quarterly losses; disclosure regarding programs that had defaulted on debt obligations; disclosure about programs that had dramatically reduced distribution rates because tenant defaults combined with debt service severely impacted cash flow; and disclosure about significant declines in net asset value because of properties that were impaired and that were written down to current value.

AEI has conducted a thorough review of the history of its nine programs that have conducted offerings completed in the past ten years.  Each of these programs has been, and continues to be, profitable.  Each of those programs has distributed to investors, and continues to distribute to investors, cash from rental income of between 5% and 6% of capital annually.  None of these programs have indebtedness, let alone indebtedness that is in default.

Like any entity that invests in a large number of real properties, tenant defaults in some of these programs have occurred during the past ten years, but the number of notable defaults is limited.  Please know that AEI Income & Growth Fund 24 LLC, a public program, owned a Pancho’s restaurant that defaulted in 2004, and that this program sold in 2005 at a $814,000 loss.  This loss represented less than 5% of this program’s assets and did not significantly impact the program’s distribution rate.  AEI Accredited Investor Fund 2002 Limited Partnership (a privately offered program) owned a Tia’s restaurant for which the tenant paid off its lease obligation in 2006 and the property was subsequently sold at a loss of roughly $900,000 or less than 2% of partnership assets, also not significantly impacting distribution rates.  Several programs held Johnny Carinos’ restaurants on which rent concessions have been negotiated.

In total, however, none of these events significantly impacted the value or operation of any of these programs.  Because the programs also sold properties that generated gains, losses have been largely offset.  Because there was no leverage, a short-term loss did not decrease cash-flow significantly, and because there were also gains, it did not impact value significantly.

Please also know that AEI has annually conducted internal valuations of the properties of most of these programs.  Because of a decline in the availability of sales transactions (which are less frequent in today’s market) and decreases in capitalization rates in some markets, AEI has concluded that the value of properties held by many of these programs as a whole has declined from 2008 to 2011 as a result of the recession.  Because it is not expected that these are permanent impairments, or impairments that cause value to decline below carrying value after depreciation, this does not impact book value.  Nevertheless, AEI estimates that declines in the market value of real estate have caused overall net asset value of these programs to decline approximately 15% in the period between 2008 and 2011.

The determination of what is “material” to an investor is, of course, a matter of considerable judgment.  On balance, and although conducting a review of all real estate programs of all REITs that have offered securities during the past ten years is beyond the scope of this response, we believe that these programs likely experienced far fewer issues than most, if not all, other programs.

We reference the disclosure in CNL Macquarie Global Growth Trust, Inc. regarding adverse developments:

“Other than due to current global economic conditions, all Macquarie Capital Funds and affiliated sponsored programs have operated with no major adverse business conditions or developments arising that are material to investors in the programs. More detail of operating results is provided in Appendix II as part of Table III — Operating Results of Prior Programs.”

Although CNL does not offer a significant number of externally managed REITs, it is one of the larger syndicators of real estate programs in the country.  It is clear that some properties held by CNL have gone into default, and we believe that those defaults likely have had a more significant impact on the programs that CNL sponsors because of the leverage they employ.  But clearly Guide 5 does not require a recitation of every default of every program.

Because the Commission has repeated this comment, because materiality is largely a subjective consideration, and because we believe disclosure such as that provided by CNL is less helpful to investors, we have substantially revised the adverse business developments section in Amendment No. 2 to disclose these two “defaults” and the overall impact of the recession.  Although we believe that this disclosure is more complete, we continue to believe that these “defaults” and the market decline caused by the recession are truly not material to an investor (would not be likely to change an investor’s decision to purchase or not purchase these securities) given the performance of comparable sponsors, and of investment securities in general during this period.

Prior Performance Tables

Table I, page A-2

10.
Footnote (e) indicates that the fund's offering was not closed as of December 31, 2010. Please refer to instruction 1 to Table I of Industry Guide 5 and tell us your basis for including the fund in this table.

In response to your comment the disclosure with respect to AEI National Income Property Fund VII has been deleted from Table I, as well as Table II and Table III.

Sales Literature Submitted October 24, 2011

Please note that the advertising literature has been substantially revised, partially in response to your comments and to comments of state securities administrators.

General

11.
In your sales literature, please only include photographs of specific buildings that are owned by prior programs and clearly indicate that the buildings displayed are not owned by the registrant but by affiliates of the registrant.

In response to your comment, the sales literature has been revised to include only photographs of buildings occupied by tenants of properties of prior programs and to add a caption clarifying that the property is not owned by the Company.

12.	When you discuss your repurchase program, please also disclose the following information:

•	It is limited to 2% of the number of shares of common stock outstanding on December 31st of the previous calendar year; and

•	The board of directors may amend, suspend or terminate the repurchase program at any time.

In response to your comment, the fact sheet and “attributes” page of the folder brochure have been revised to make clear that there is only a “limited” repurchase program and to footnote the 2% limitation and the ability to amend, suspend and terminate the program.

13.	When discussing distribution goals, please also clarify that distributions are not guaranteed.

In response to your comment, the fact sheet and “attributes” page of the folder brochure have been revised to make clear that distributions are not guaranteed.

AEI Core Property Income Trust Brochure

14.	Please include a risk factor that discloses the risk of dilution in the early stages of your program.

In response to your comment, a risk factor has been added to make clear that front end expenses will cause the value of the assets of the Company on a per share basis to be less than $10 per share.

15.	Please include a risk factor that prior program performance is not indicative of future performance.

In response to your comment, a risk factor has been added to make clear that prior performance is not indicative of future performance.

16.	In your "President's Message," please revise to clarify that you currently do not own any properties, but intend to own properties that are debt-free.

In response to your comment, the President’s Message has been rewritten to note that no properties had been acquired as of the date of the brochure and that these statements are commitments to future operations.

17.
We note your disclosure under "Our Assets" that "[c]orporate tenants in prior AEI programs include many of the companies below," (emphasis added). To the extent any of the companies listed have not been tenants in prior AEI programs, please explain why it is appropriate to include them in this disclosure. This comment also applies to the disclosure under "The Value of Commercial Real Estate."

In response to your comment, any companies that are not tenants of properties owned by prior programs have been deleted from both sections of the brochure.

18.
We note your statement that "[a]11-cash property ownership can provide valuable investment diversification." Please revise to clarify that an investment in your shares is not the same as all-cash property ownership.

In response to your comment, this entire section has been deleted and the statement regarding diversification has been redrafted as a lead-in to a photo without reference to the impact of cash.

19.	Please balance your disclosure about your sponsor’ s track record to also disclose that prior programs have experienced adverse business developments.

Please note that there is no recitation of track record in either brochure, or any prediction of return or performance of the Company.  Please also note that, as discussed above, the sponsors believe that there is no adverse business development or condition that would be material to an investor in the Company, and clearly no such development that would be necessary to balance the discussion in this section of the brochure.

Fact Sheet and Prospectus Transmittal Letter

20.	Please include risk factor disclosure.

In response to your comment, summary risk factor disclosure has been added to both the fact sheet and the transmittal letter.

We have enclosed with this filing executed copies of the two opinions of counsel, as well as final versions of the Restated Articles of Incorporation and the Advisory Agreement.

Although we are not requesting effectiveness of the registration statement at this time, we believe the above changes are responsive to your comments and would hope to be able to request effectiveness as soon as you have completed your review.  Please know that the Company will confirm the matters set forth in your letter as part of its request for acceleration of the effective date.  .

If you have questions regarding these responses, please know that I would be happy to discuss them with you at any time.  Please feel free to call me at 612-340-8706 or to e-mail me at martin.tom@dorsey.com if convenient.

                    Very truly yours,

                    Thomas Martin

TM:tlg